UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

US Airways Group, Inc.
File No. 001-08444

US Airways, Inc.
File No. 001-08442

CF#27073
_____

        US Airways Group, Inc. and US Airways, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 21, 2011.

        Based on representations by US Airways Group, Inc. and US Airways, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 2.1   through October 25, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                        Loan Lauren P. Nguyen
                                        Special Counsel